Filed Pursuant to Rule 433

Registration Statement No. 333-259372

Final Term Sheet, dated November 10, 2021 relating to

Preliminary Prospectus Supplement, dated November 10, 2021 to

Prospectus, dated September 7, 2021

Brighthouse Financial, Inc.

14,000,000 Depositary Shares

each representing a 1/1,000th interest in a share of

4.625% Non-Cumulative Preferred Stock, Series D

Pricing Term Sheet

November 10, 2021

The information in this final term sheet relates to the offering of the securities specified herein and should be read together with the preliminary prospectus supplement, dated November 10, 2021 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the accompanying prospectus, dated September 7, 2021. This final term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

Issuer:	Brighthouse Financial, Inc. (“Issuer”)

Securities:	Depositary shares (“Depositary Shares”), each representing a 1/1,000th interest in a share of the Issuer’s 4.625% Non-Cumulative Preferred Stock, Series D (“Preferred Shares”)

Number of Depositary Shares:	14,000,000 (corresponding to 14,000 Preferred Shares)

Liquidation Preference:	$25,000 liquidation preference per Preferred Share (equivalent to $25.00 per Depositary Share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends

Price to the Public:	$25.00 per Depositary Share

Underwriting Discount (Retail):	$0.7875 per Depositary Share

Underwriting Discount (Institutional):	$0.5000 per Depositary Share

Proceeds (after Underwriting Discount and before Expenses) to the Issuer:	$24.2235 per Depositary Share / $339,128,525 total

Maturity Date:	Perpetual

Pricing Date:	November 10, 2021

Settlement Date:	November 22, 2021 (T+7)*

Dividend Rate:	4.625% on the stated amount of $25,000 for each Preferred Share per year

Dividend Payment Dates:	When, as and if declared by the Issuer’s board of directors or a duly authorized committee thereof, the Issuer will pay dividends on a non-cumulative basis, quarterly in arrears on the 25th day of March, June, September and December of each year, accruing from and including the Settlement Date, commencing on March 25, 2022.

Optional Redemption:

The Issuer may elect to redeem the Preferred Shares:

•  in whole at any time or in part from time to time on or after December 25, 2026 at a redemption price equal to $25,000 per Preferred Share (equivalent to $25.00 per Depositary Share), plus an amount equal to any accrued and unpaid dividends that have accrued but not been declared and paid for the then-current dividend period to, but excluding, such date of redemption;

•  in whole, but not in part, at any time prior to December 25, 2026, within 90 days of the occurrence of a “regulatory capital event” (as defined in the Preliminary Prospectus Supplement), at a redemption price equal to $25,000 per Preferred Share (equivalent to $25.00 per Depositary Share), plus an amount equal to any accrued and unpaid dividends that have accrued but not been declared and paid for the then-current dividend period to, but excluding, such date of redemption; or

•  in whole, but not in part, at any time prior to December 25, 2026, within 90 days of the occurrence of a “rating agency event” (as defined in the Preliminary Prospectus Supplement), at a redemption price equal to $25,500 per Preferred Share (equivalent to $25.50 per Depositary Share), plus an amount equal to any accrued and unpaid dividends that have accrued but not been declared and paid for the then-current dividend period to, but excluding, such date of redemption.

Day Count Convention:	30/360

Listing:	Application has been made to list the Depositary Shares on The Nasdaq Stock Market LLC.

CUSIP / ISIN:	10922N 889 / US10922N8891

Anticipated Ratings**:	Moody’s: Ba2 / S&P: BBB- / Fitch: BB+

Joint Book-Running Managers:	BofA Securities, Inc. Morgan Stanley & Co. LLC UBS Securities LLC Wells Fargo Securities, LLC J.P. Morgan Securities LLC

Joint Lead Manager:	Goldman Sachs & Co. LLC

Co-Managers:	Academy Securities, Inc. AmeriVet Securities, Inc. Mischler Financial Group, Inc. R. Seelaus & Co., LLC

Concurrent Senior Notes Offering:	On November 10, 2021, the Issuer commenced a separate public offering of $400,000,000 aggregate principal amount of 3.850% Senior Notes due 2051 (the “Concurrent Senior Notes Offering”). The Concurrent Senior Notes Offering is being made by means of a separate prospectus supplement and not by means of the prospectus supplement to which this pricing term sheet relates. This communication is not an offer to sell or a solicitation of an offer to buy any securities being offered in the Concurrent Senior Notes Offering. The closing of this offering and the Concurrent Senior Notes Offering are not conditioned on each other.

Concurrent Debt Tender Offer:	On November 10, 2021, in connection with its previously announced cash offer to purchase the notes set forth below (the “Tender Offer”), subject to prioritized acceptance levels, the Issuer announced that it has increased the aggregate purchase price of notes that the Issuer intends to purchase in the Tender Offer from the previously announced amount to up to $750 million aggregate purchase price, as such amount may be increased or decreased in the Issuer’s sole discretion, of its 3.700% Senior Notes due 2027 and its 4.700% Senior Notes due 2047. Additionally, the Issuer has amended the previously announced condition that it receive aggregate gross proceeds of at least $500 million from this offering and the Concurrent Senior Notes Offering to the Issuer’s receipt of gross proceeds of at least $750 million.

*

Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days (“T+2”), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Depositary Shares prior to the second business day before delivery of the Depositary Shares hereunder will generally be required, by virtue of the fact that the Depositary Shares initially settle on the seventh business day following the Pricing Date (“T+7”), to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Depositary Shares who wish to trade the Depositary Shares prior to their date of delivery hereunder should consult their advisors.

**

The rating of the Depositary Shares should be evaluated independently from similar ratings of other securities. A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

***	No PRIIPs KID — No PRIIPs key information document (KID) has been prepared as not available to retail in the European Economic Area or the United Kingdom.

The Issuer has filed a registration statement (including a prospectus) and the Preliminary Prospectus Supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents free of charge by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement (or, when available, the final prospectus supplement) if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322; Morgan Stanley & Co. LLC toll-free at 1-866-718-1649; UBS Securities LLC toll-free at 1-888-827-7275; Wells Fargo Securities, LLC toll-free at 1-800-645-3751; or J.P. Morgan Securities LLC collect at 212-834-4533.

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